SECURITIES AND EXCHANGE
              COMMISSION
                  Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                  (Amendment No. )

            Bone Care International, Inc.
                  (Name of Issuer)

                     Common
           (Title of Class of Securities)

098072 10 1
                   (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but
shall be subject to all other
provisions of the Act (however, see
the Notes).
           (Continued on following page(s))

CUSIP No. 098072 10 1
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSONS

  RCM Capital Management   94-3004386
  RCM Limited L.P.         94-3004387
  RCM General Corporation  94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

RCM Capital Management - CA Limited Partnership
  RCM Limited L.P. - CA Limited Partnership
  RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER             378,450
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER        438,450
8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

  438,450

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
9

  10.1%

12
TYPE OF REPORTING PERSON*

  RCM Capital Management -IA,PN
  RCM Limited L.P. - PN,HC
  RCM General Corporation - CO,HC

Item 1(a) Name of Issuer:

  Bone Care Int'l Inc.
Item 1(b) Address of Issuer's Principal Executive
Offices:
  313 W. Beltline Hghway
  Madison, WI  53713

Item 2(a) Name of Person Filing:

  RCM Capital Management
  RCM Limited L.P.
  RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

  Four Embarcadero Center, Suite 3000
  San Francisco, California  94111

Item 2(c) Citizenship:

RCM Capital Management - CA Limited Partnership
  RCM Limited L.P. - CA Limited Partnership
  RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

  Common

Item 2(e) CUSIP Number:

  098072 10 1

Item 3.  If this statement is filed pursuant to Rules 13d-
1(b),
or 13d-2(b), check whether the person filing is a:

  (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

 See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

  Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

  See Exhibit A.

Item 8. Identification and Classification of Members of the
Group.

  Not Applicable.

Item 9. Notice of Dissolution of Group.

  Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By                  /s/ Susan C. Gause
Susan C. Gause
Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL MANAGEMENT, A CALIFORNIA LIMITED
PARTNERSHIP

By                  /s/ Susan C. Gause
June 7, 1996
  Susan C. Gause
  Chief Financial Officer

RCM LIMITED L.P.

By                  /s/ Michael J. Apatoff
June 7, 1996
  Michael J. Apatoff
  Chief Operating Officer

RCM GENERAL CORPORATION

By                  /s/ William L. Price
June 7, 1996
  William L. Price
  Executive Vice President

EXHIBIT A

RCM Capital Management, A California Limited
Partnership ("RCM Capital") is an investment adviser registered under Section 203 of the Investment Advisers
Act of 1940.

RCM Limited L.P. ("RCM Limited") is the General
Partner of RCM Capital. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-
1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). RCM Limited has beneficial ownership of the securities reported on this
Schedule 13G only to the extent that RCM
Limited may be deemed to have beneficial ownership of securities managed by RCM
Capital.

RCM General Corporation ("RCM General") is the
General Partner of RCM Limited, the General
Partner of RCM Capital. RCM General has filed this Schedule 13G pursuant to Rule 13d1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent
RCM General may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM Capital, RCM Limited, and RCM General have agreed to file a joint statement on Schedule
13G under the Act in connection with the common stock of Bone Care International, Inc.

RCM Capital, RCM Limited, and RCM General are responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information concerning any other.

RCM CAPITAL MANAGEMENT, A CALIFORNIA LIMITED PARTNERSHIP

By                  /s/ Susan C. Gause
June 7, 1996
  Susan C. Gause
  Chief Financial Officer

RCM LIMITED L.P.

By                  /s/ Michael J. Apatoff
June 7, 1996
  Michael J. Apatoff
  Chief Operating Officer

RCM GENERAL CORPORATION

By                  /s/ William L. Price
June 7, 1996
  William L. Price
  Executive Vice President